UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-50917

China Security & Surveillance Technology, Inc.
OTC Bulletin Board
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

13/F, Shenzhen Special Zone Press Tower, Shennan Road
Futian District, Shenzhen, China 518034
(86)755-83510888
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, Par Value $0.0001 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

[x] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, China Security & Surveillance Technology, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: October 26, 2007	By:	/s/ Guoshen Tu
Name: Guoshen Tu
Title: CEO and President

___________________
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.